 Exhibit 99.1

December 04, 2008

The Board of Directors
Toreador Resources Corp.
13760 Noel Road #1100
Dallas, Texas 75240

Attn:  Nigel J. Lovett
           Chief Executive Officer and President

Gentlemen,

Nanes Balkany Partners I LP (“we”) currently beneficially owns approximately 1,030,139 of the outstanding common shares of Toreador Resources Corp. (“Toreador” or the “Company”), representing approximately 5.1% of the Company, including 35,039 common shares currently issuable upon the conversion of the Company’s 5% Convertible Senior Notes due October 1, 2025 (the “Convertible Notes”).

As a significant stockholder in Toreador we have a substantial interest in seeing that its management (the "Management") and board of directors (the "Board") are strongly committed to maximizing value for all stockholders. We appreciate the recent discussions, correspondence, and meetings with Management and the Board and remain willing to assist the Company at any time.  However, we have serious concerns about the recent actions and strategic direction of the Company under the current Board.  We are not the only stockholder to raise such concerns publicly and believe that a significant portion of the Company’s stockholder base will support our belief that it is time to implement a cohesive plan to turnaround Toreador.

We are extremely frustrated by Toreador’s dismal share price performance compared to its peers, which cannot be excused by the exceptional turmoil in world financial markets.  For example, we estimate the net asset value (the “NAV”) of the Company at approximately $10.61 per share (see enclosed Table 1), which represents a 137% premium to the price of the shares as of December 1, 2008.  In addition, in the two year period ending December 1, 2008, Toreador’s share price has declined approximately 80%, while the S&P 500 Oil and Gas Exploration and Production Index (the “Index”) has decreased by approximately 16%, and in the two month period ending December 1, 2008, Toreador’s share price has declined more than 50%, while the Index has decreased by approximately 28%.

We believe the Board should immediately take the following proactive steps to reverse this severe downward trend and rebuild value for all stockholders:

•
Develop and disclose to the public market a contingency plan in case the sale (the “Transaction”) of the 26.75% working interest in the South Akcakoca Sub-basin natural gas project (the “SASB Project”) does not close as planned (which was originally scheduled to close in October 2008). The Company’s credibility has already been eroded with the unexpected failure of the sale of a portion of the SASB Project in June 2008. We are also concerned that if the Transaction does not close promptly, Toreador will not have the cash to meet its capital requirements for the second phase of the SASB Project that we estimate to be approximately $45 million.  We therefore believe it is critical for the Company to exit the entire SASB Project as soon as possible in order for Toreador to avoid facing a very dangerous liquidity event;

•
Use the entire net proceeds from the Transaction to repay the IFC credit facility, buy back a large portion of the Convertible Notes and use the remaining proceeds to initiate a share buyback program for at least two million common shares;

•
Retain an investment bank to initiate a transparent open bid process to sell the remaining assets in Turkey and Romania in order to fully exit these two countries.  Although the Company hired Merrill Lynch in July 2008 to assist the Company in reviewing strategic alternatives, we strongly question whether Merrill Lynch is an effective financial advisor to the Company, since the Company has failed to announce any new plans to improve stockholder value from such date.  Upon the sale of assets in Turkey and Romania, we believe the Company should close the offices in Ankara and Bucharest in order to significantly reduce the high SG&A expenses that have been associated with such assets.  Proceeds from these future divestitures should be specifically allocated to pay down the Company’s remaining debt and to facilitate a share buyback program.

•	Immediately refocus the Company’s efforts on its core operations in France and its tremendous exploration potential on the Tompa Block in Hungary;

•
Significantly cut Toreador’s exploration efforts in Hungary (apart from the Tompa Block), reduce the headcount of its local staff in Hungary and freeze the entire exploration program that is not free-carried in France and Hungary. The Company has repeatedly oversold its exploration potential and has been unwisely spending cash on exploration failures.  We need not remind you of Toreador’s disastrous operational record with the drilling of 12 dry holes in a row.

•
Take all the appropriate measures to continue reducing the Company’s administrative costs to $6 million in 2009 instead of the $12 million recently budgeted by Management. Corporate overhead is outrageously high, mainly because the Company’s headquarters are located in Texas, a state where the Company has no other business purpose and no oil and gas properties. In order to remedy this immediately, we recommend that the Company reduce its staff located in Dallas and relocate the Company’s headquarters to Europe, where all the Company’s assets are based. We also believe that the Company should be taking into account the current low oil price environment and the state of the credit and equity markets when planning its budgets.  These market conditions will seriously impede the Company’s ability to refinance its debt or raise additional capital and we recommend that the Company adopt a far more conservative budget and reevaluate its unsustainable drilling plans.  We also remain extremely concerned by the Company’s current inflated CAPEX and SG&A expenses, which we believe have contributed greatly to the dismal financial performance of the Company.

In addition, we are extremely disappointed by the recent decision to adopt a Shareholder Rights Plan (the “Poison Pill”) announced on November 24, 2008. This sub-standard corporate governance practice perpetuates the cycle of value destruction at Toreador and only serves to entrench the incumbent Board and Management. The Board’s defensive measure to adopt the Poison Pill without seeking the prior approval of stockholders leads us to question whether the Board is truly acting in the best interests of stockholders. Leading advocates of stockholder democracy, such as Institutional Shareholder Services (RiskMetrics Group) and Glass, Lewis & Co., believe poison pills are contrary to the guidelines for corporate governance best practices and strongly recommend redeeming poison pills. As result, we are requesting that you immediately redeem the Company’s Poison Pill or we will seriously consider submitting the issue to a stockholder vote at the 2009 Annual Meeting of Shareholders.

We are committed to being a long-term stockholder and one that acts in the best interest of all stockholders.  However, we reserve all rights to take any and all action required to maximize value for all stockholders, if our concerns continue to fall on deaf ears, including but not limited to, seeking Board representation. We hope such action will be unnecessary and that you will promptly take the proactive steps mentioned above to restore stockholder value.

Sincerely,

Nanes Balkany Partners I LP
By: Nanes Balkany Partners LLC, General Partner

By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member and Chief Investment Officer

Table 1 - Toreador Preliminary Valuation Analysis
	Est. Value ($MM)	Est. Value / Share
Estimated NPV for the French Assets (1)	150	$7.40
Estimated NPV for the Turkish Assets (2)	120	$5.92
Other Assets (including Romania and Hungarian properties) (3)	20	$0.98
Net Debt (4)	(110)	($5.43)
Cash in Bank (4)	35	$1.72
Implied Total NAV for Toreador	215	$10.61

Current Share Price (5)		$4.47
Implied Total Premium to Current Share Price		137%

(1) Discounted net present value at 10% (post-tax) of proved and probable (2P) reserves for Toreador in France, as of December 31, 2007 and using a long term oil price of $60 per barrel with an annual escalation rate of 2.5%.  2P reserves are based on the information published in the 2007 Company Annual Report

2) Using as a benchmark transaction and at a pro rata of Toreador’s working interest, the announced sale of a 26.75% in the SASB Project to Petrol Ofisi AS
(3) Exploration risked value for the Company’s working interest in various licenses in Hungary and Romania
(4) According to the Company’s Form 10-Q for the quarterly period ended September 30, 2008
(5) As of December 1, 2008

The estimates and information shown above represent the opinions of Nanes Balkany Partners I LP and should not be regarded by any recipient as providing the basis for any investment decision nor should it be interpreted as a fairness opinion.

NOTHING IN THIS LETTER CONSTITUTES TAX, LEGAL (INCLUDING WITHOUT LIMITATION INTELLECTUAL PROPERTY), OR INVESTMENT ADVICE.  THE COMPANY, ITS MANAGEMENT, AND ITS BOARD OF DIRECTORS SHOULD CONSULT ITS OWN ADVISERS FOR ADVICE CONCERNING THE VARIOUS CONSIDERATIONS RELATING TO THE MATTERS OUTLINED OR REFERRED TO IN THIS LETTER.  NONE OF NANES BALKANY PARTNERS I LP, NANES BALKANY PARTNERS (ITS GENERAL PARTNER), AND ANY OTHER ENTITY OR PERSON IN THE NANES BALKANY GROUP; NOR THEIR AFFILIATES; NOR ANY STOCKHOLDERS, PARTNERS, MEMBERS, MANAGERS, DIRECTORS, PRINCIPALS, PERSONNEL, TRUSTEES, OR AGENTS OF ANY OF THE FOREGOING IS RESPONSIBLE FOR GIVING, OR IS LIABLE FOR, ANY LEGAL, INVESTMENT, OR TAX ADVICE WITH RESPECT TO THE COMPANY NOR SHALL BE LIABLE FOR ANY ERRORS (AS A RESULT OF NEGLIGENCE OR OTHERWISE TO THE FULLEST EXTENT PERMITTED BY LAW IN THE ABSENCE OF FRAUD) IN THE INFORMATION, BELIEFS, AND/OR OPINIONS INCLUDED IN THIS LETTER, OR FOR THE CONSEQUENCES OF RELYING ON SUCH INFORMATION, BELIEFS, OR OPINIONS.  ANY INFORMATION, BELIEFS, AND/OR OPINIONS PROVIDED IN THIS LETTER CONSTITUTE THE UNDERSTANDING OF THE ENTITY PROVIDING SUCH INFORMATION, BELIEFS, AND/OR OPINIONS AS OF THE DATE OF THIS LETTER, ARE SUBJECT TO CHANGE WITHOUT NOTICE, AND MAY NOT REFLECT THE CRITERIA EMPLOYED BY THE ENTITIES IN THE NANES BALKANY GROUP TO EVALUATE INVESTMENTS.  NO REPRESENTATION IS MADE THAT THE STATISTICS AND OTHER INFORMATION DESCRIBED IN THIS LETTER ARE COMPLETE OR ADEQUATE OR THAT THEY WOULD BE USEFUL IN SUCCESSFULLY EVALUATING THE COMPANY’S BUSINESS OR STRATEGIC DECISIONS.  CERTAIN INFORMATION AND OPINIONS INCLUDED IN THIS LETTER HAVE BEEN OBTAINED FROM THIRD-PARTY SOURCES BELIEVED TO BE APPROPRIATE FOR CONSIDERATION.  SOURCES FOR SUCH INFORMATION AND OPINIONS MAY HAVE SELF-INTERESTED REASONS FOR PROVIDING INCORRECT INFORMATION.  MOREOVER, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION OR OPINIONS ARE RELIABLE, AND THEY SHOULD NOT BE TAKEN AS SUCH.